UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 28, 2003

Commission File Number 1-7953

RIO ALGOM LIMITED
(Translation of Registrant’s name into English)

66 Wellington Street West, Suite 3600	M5H 1N6
Toronto, Ontario, Canada	(Zip Code)
(Address of Principal Executive Offices)

(416) 868-7544
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Submitted with this Form 6-K are the following documents:

99.1	Press Release dated February 28, 2003 relating to the financial results for the second quarter ended December 31, 2002.

99.2	Interim Report for the six months ended December 31, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2003	RIO ALGOM LIMITED (Registrant)

	By:	“Glenn Kellow” Name: Glenn Kellow Title: Chief Financial Officer